UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

REPROS THERAPEUTICS INC.

(Name of Subject Company)

CELESTIAL MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

ALLERGAN SALES, LLC

(Parent of Offeror)

An Indirect Wholly Owned Subsidiary of

ALLERGAN plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

76028H209

(CUSIP Number of Class of Securities)

A. Robert D. Bailey, Esq.

Allergan plc

Chief Legal Officer and Corporate Secretary

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew Ment, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$26,627,942.46	$3,315.18
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 39,560,688 shares of common stock, par value $0.001 per share (the “Shares”), of Repros Therapeutics Inc. (“Repros”) issued and outstanding multiplied by the sum of the price of $0.67 per share, (ii) 25,000 Shares issuable pursuant to outstanding options with an exercise price less than the price of $0.67 per share, multiplied by $0.35 (which is the price of $0.67 per share minus the weighted average exercise price for such options of $0.32 per share) and (iii) 144,450 restricted stock units with rights to the issuance of Shares, issued and outstanding multiplied by the sum of the price of $0.67 per share. The calculation of the filing fee is based on information provided by Repros as of December 28, 2017.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.00012450.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,315.18	Filing Party: Repros Therapeutics Inc.
Form or Registration No.: Schedule TO	Date Filed: December 29, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Celestial Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company (“Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), with the Securities and Exchange Commission on December 29, 2017 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Repros Therapeutics Inc., a Delaware corporation (“Repros”), at a price of $0.67 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 29, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser, Parent and Allergan.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at the end of the day, one minute after 11:59 P.M. Eastern Time, on January 29, 2018. The Offer was not extended. The Depositary has advised that, as of the expiration of the Offer, 24,055,315 Shares, representing approximately 60.80 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 1,742,553 Shares, representing approximately 4.40 percent of the Shares issued and outstanding as of the expiration of the Offer. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Parent intends to complete its acquisition of Repros on January 31, 2018 by consummating the Merger without a vote of the stockholders of Repros in accordance with Section 251(h) of the DGCL, with Repros continuing as the Surviving Corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held or owned (i) in the treasury of Repros or by Parent, Purchaser or of their respective subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive $0.67 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. As a result of the Merger, Repros will cease to be a publicly traded company and the Shares will no longer be listed on The NASDAQ Stock Market.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2018

ALLERGAN SALES, LLC

By:	/s/ A. Robert D. Bailey

Name: A. Robert D. Bailey
Title: President

CELESTIAL MERGER SUB, INC.

By:	/s/ A. Robert D. Bailey

Name: A. Robert D. Bailey
Title: President

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey

Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 29, 2017. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Press Release issued by Repros Therapeutics Inc. on December 12, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Allergan plc with the Securities and Exchange Commission on December 12, 2017). *

(a)(1)(G)	Summary Advertisement as published in The New York Times on December 29, 2017. *

(d)(1)	Agreement and Plan of Merger, dated as of December 11, 2017, by and among Celestial Merger Sub, Inc., Allergan Sales, LLC and Repros Therapeutics Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Repros Therapeutics Inc. with the Securities and Exchange Commission on December 12, 2017). *

(d)(2)	Confidential Disclosure Agreement, dated April 11, 2017, by and between Repros Therapeutics Inc. and Allergan, Inc. *

(g)	None.

(h)	None.

*	Previously filed.